GLOBALSTAR, L.P., A DEBTOR-IN-POSSESSION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

continues its business operations as a debtor-in-possession. The amount and settlement terms of the pre-petition liabilities subject to compromise are subject to an approved plan of reorganization and may differ significantly from the amounts as reflected in these consolidated financial statements.

      On January 14, 2003, Globalstar and the Creditors’ Committee reached an agreement with New Valley Corporation (“New Valley”) providing for debtor-in-possession financing (the “New Valley DIP Facility”) of up to $20 million and a total investment in a reorganized Globalstar of $55 million. Globalstar filed a motion with the Bankruptcy Court for approval of this new investment on January 15, 2003 and filed a Form 8-K on the same date. A hearing to seek Bankruptcy Court approval of the New Valley DIP Facility was scheduled for January 30, 2003 in Delaware. Prior to the hearing, the Creditors’ Committee informed Globalstar and New Valley that the Creditors’ Committee would not support approval of the New Valley investment, but that a consortium including certain individual members of the Creditors’ Committee was prepared to provide substitute debtor-in-possession financing. As a consequence, New Valley withdrew its investment offer as of January 30, 2003. Globalstar filed another Form 8-K reflecting New Valley’s withdrawal on February 4, 2003.

      On February 14, 2003, Globalstar and the consortium of lenders (the “DIP Lenders”) reached agreement on debtor-in-possession financing of $10 million (the “DIP Facility”) and filed a motion with the Bankruptcy Court seeking approval of such financing. Globalstar also filed a motion defining certain auction procedures by which Globalstar would conclude its search for an investor to fund Globalstar’s restructuring and exit from bankruptcy. The Bankruptcy Court provided interim approval of the DIP Facility and approved the auction procedures on February 20, 2003, and the parties executed the DIP Facility documents on February 25, 2003. Copies of the DIP Facility, auction procedures and related documents were filed with a Form 8-K on February 27, 2003. The Bankruptcy Court granted final approval of the DIP Facility on March 6, 2003. As a condition to the DIP Lenders obligation to fund draws by Globalstar under the DIP Facility in excess of $2.0 million, among other things (i) Globalstar was required to secure from Loral/QUALCOMM Partnership, L.P. (“LQP”) a pledge in favor of the DIP Lenders of LQP’s ownership interest in the outstanding stock of L/Q Licensee, Inc. (“L/Q Licensee”), and (ii) Globalstar was required to reach an agreement, satisfactory to the DIP Lenders, with respect to specified matters relating to Loral and certain of its affiliates (the conditions set forth in clauses (i) and (ii) above, collectively, the “Loral Condition”). The Loral Condition was initially required to be satisfied by March 7, 2003, but the DIP Facility was amended to extend the deadline for meeting the Loral Condition to March 21, 2003. The Loral Condition was satisfied prior to the extended deadline.

      Under the approved auction procedures, Globalstar received expressions of interest from prospective investors in early March 2003, and with the assistance of its financial advisors and in consultation with the Creditors’ Committee, determined which of them were “qualified” to perform due diligence and make a definitive proposal for an equity investment in Globalstar or the purchase of Globalstar’s assets. March 21, 2003 was the deadline set for the submission of investment proposals by the qualified bidders. Globalstar, in consultation with the Creditors’ Committee, expects to choose the highest and best investment proposal in early-April and to file a modified plan of reorganization with the Bankruptcy Court shortly thereafter. No assurance can be given as to whether this auction process will ultimately lead to a successful restructuring of Globalstar.

      Globalstar has developed a business plan in connection with its restructuring; the business plan will be an integral part of Globalstar’s plan of reorganization. The business plan, which is predicated on an infusion of funds, assumes the consolidation of certain Globalstar service provider operations into a new Globalstar company (“New Globalstar”). Several of the acquisitions contemplated in the business plan were completed during 2001 and 2002. The consolidation strategy has brought additional efficiencies to the operation of the Globalstar System and allowed for increased geographic coverage and pricing coordination in Globalstar’s service offerings and pricing. In addition, Globalstar intends to revise its business relationships with the remaining independent service providers, including exploring the possible acquisition of their businesses or

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GLOBALSTAR, L.P., A DEBTOR-IN-POSSESSION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets. Globalstar believes that these, and additional, steps are needed to achieve and maintain financial viability (see Note 4).

      Globalstar has incurred cumulative partnership losses of $5.21 billion through December 31, 2002, which have been funded primarily through the issuance of partnership interests and debt by Globalstar.

3. Summary of Significant Accounting Policies

      Since the Petition Date, Globalstar’s consolidated financial statements have been prepared in compliance with Statement of Position (“SOP 90-7”) on Financial Reporting by Entities in Reorganization Under the Bankruptcy Code issued by the American Institute of Certified Public Accountants. Specifically, all pre-petition liabilities subject to compromise have been segregated on the balance sheet and classified as liabilities subject to compromise. No interest expense on pre-petition liabilities or dividends on redeemable preferred partnership interests since the Petition Date have been accrued or recorded as these amounts are not expected to be allowed claims. No debt discounts or deferred financing costs have been amortized since the Petition Date as the value of the allowed debt has not been fixed by the Bankruptcy Court. Debt obligations have not been adjusted to reorganization values since the Bankruptcy Court has not yet confirmed a plan of reorganization. Management expects that the allowed claims will be established near the date that a final plan of reorganization is confirmed by the Bankruptcy Court and pre-petition liabilities will be adjusted as the claims are resolved.

      Adjusting the debt obligations to redemption values may result in a reorganization charge approximating $102.2 million. Interest income since the Petition Date has been reported as a reorganization item as the amounts are considered to be proceeds of the bankruptcy proceedings.

     Pre-petition Debt, Accrued Interest, and Dividends Payable

      Under Chapter 11, substantially all unsecured liabilities as of the Petition Date are subject to compromise or other treatment under a plan of reorganization, which must be approved and confirmed by the Bankruptcy Court. For financial reporting purposes, those liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 case have been segregated in the consolidated balance sheet as liabilities subject to compromise. Generally, all actions to enforce or otherwise require repayment of pre-petition liabilities are stayed while Globalstar continues its business operations as a debtor-in-possession. The amount and settlement terms of the pre-petition liabilities subject to compromise are subject to an approved plan of reorganization and may differ significantly from the amounts as reflected in these consolidated financial statements.

      As a result of the Chapter 11 filing, no principal or interest payments will be made on unsecured pre-petition debt without Bankruptcy Court approval or until a plan of reorganization providing for the repayment terms has been confirmed by the Bankruptcy Court and becomes effective. Interest expense on pre-petition debt will not be paid during the bankruptcy proceeding and is not expected to be an allowed claim; therefore, $266.2 million of interest on pre-petition debt has not been recorded since the Petition Date. In addition, $15.0 million and $41.0 million of amortization have not been recorded since the Petition Date on the debt discounts and premiums and deferred financing costs, respectively. Dividends of $16.8 million on RPPIs since the Petition Date have not been accrued or recorded as these amounts are not expected to be allowed claims.

     Use of Estimates in Preparation of Financial Statements

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of expenses reported for the period. Actual results could differ from estimates.

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